Exhibit 11

                LOSS PER COMMON SHARE COMPUTATION

                     VANGUARD AIRLINES, INC.
                  Computation of Loss per Share

                                                                Nine Months Ended
                                                                September 30, 1996
                                                                1996        1995

Net loss                                                 $(11,429,768)        $(6,797,256)

Weighted average number of common shares                     8,626,709            441,483
     outstanding during the period

Add - common equivalent shares representing                     ----             2,000,000
     shares issuable upon the conversion of
     Series A Preferred Stock (2)

Add - common equivalent shares representing                     ----             3,641,043
     shares issuable upon the conversion of
     Series B Preferred Stock (2)

Add - common equivalent shares (determined
     using the "treasury stock method")
     representing the shares issuable upon the
     exercise of stock options and warrants
     outstanding (1)                                             ----              821,469

Weighted average number of common
     and common equivalent shares outstanding                   8,626,709        6,903,995

Net loss per share                                                $(1.32)          $(0.98)


___________________________

(1) In 1995, the computation of loss per share was determined under the provisions of Securities and Exchange Commission Staff Accounting Bulletin No.
83. In 1996, outstanding stock options and warrants were not considered in the net loss per share calculation, as their effects are antidilutive.

(2) Series A and Series B Preferred Stock converted on November 3, 1995 in connection with the closing of the Company's initial public offering of Common Stock.